WIPRO LIMITED
Doddakannelli
Sarjapur Road
Bangalore, Karnataka 560035, India
October 20, 2006
Via EDGAR
United States
Securities and Exchange Commission
100 F Street, N.E
Washington, D.C. 20549

Attention:	Mr. Brad Skinner
Accounting Branch Chief
Division of Corporation Finance

Re:	Wipro Limited
Form 20-F for the Fiscal Year Ended March 31, 2006
Filed June 22, 2006
Form 6-K filed August 14, 2006
File No. 1-16139
Dear Mr. Skinner:
We express our appreciation for your review of the Annual Report on Form 20-F for the fiscal year ended March 31, 2006 (the “Form 20-F”) and Quarterly Report on Form 6-K (the “Form 6-K”) for the fiscal quarter ended June 30, 2006 of Wipro Limited (“Wipro” or the “Company”), filed with the Securities and Exchange Commission (the “Commission”). We submit this letter in response to the comments from the staff (the “Staff”) of the Commission set forth in the Commission’s letter dated September 27, 2006 regarding the Company’s Form 20-F and Form 6-K.
In this letter, for the Staff’s convenience, we have reproduced the comments from the Staff and have followed each comment with our response.
Form 20-F for the Year Ended March 31, 2006
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 59
1.	Your discussion under this section identifies changes in various financial statement line items which have impacted your cash flows, but does not appear to address the underlying causes of the changes in those items. For example, you indicate that an increase in accounts receivable as of March 31, 2006, as compared to March 31, 2005, impacted your

United States
Securities and Exchange Commission
October 20, 2006

cash flow from operations. However, you do not describe the underlying causes of the increase in accounts receivable. Explain to us how you have considered providing discussion of the underlying reasons for material changes in line items in your cash flow statements.
Response
We supplementally advise the Staff that several of the line items that impact our operating cash flows have changed largely due to the change in our revenues and level of operations. For example, a substantial portion of the changes in our accounts receivable, accrued expenses and employee costs is due to increases in revenues and operations and the related increases in our employee and other costs.
We further advise the Staff that we will disclose the correlation between our revenues and level of operations and the changes in financial statement line items that impact our cash flows in our future filings with the Commission, as appropriate, including in our Quarterly Report on Form 6-K for the three months ended September 30, 2006. Additionally, for all significant changes that do not directly correlate to changes in our revenues and level of operations, we will disclose the underlying causes of the changes in our future filings with the Commission, as appropriate, including in our Quarterly Report on Form 6-K for the three months ended September 30, 2006.
2.	Discussion regarding certain of your acquisitions indicates that the acquisitions will be funded through “internal accruals.” Explain to us what “internal accruals” represent and how they will be used to fund acquisitions. Consider providing similar clarifying disclosure in future filings.
Response
We supplementally advise the Staff that internal accruals are the cash flows that we expect to generate from our operations. We believe that our cash and cash equivalents and investments in liquid and short term mutual funds as of March 31, 2006 and the cash flows expected to be generated from our operations in the future will be sufficient to fund our acquisitions. Since 2000, we have not funded acquisitions through debt.
We further advise the Staff that we will provide this clarifying disclosure in our future filings with the Commission.
Critical Accounting Policies, page 64
3.	We note the disclosure, appearing in the final sentence of the third paragraph of this section, regarding your accounting policies for costs incurred in connection with specific anticipated contracts. Based on this disclosure, your accounting policies for these costs are not clear. In this regard, it is not clear if, and under what circumstances, costs incurred in connection with specific anticipated contracts are deferred. Describe for us, in reasonable detail, your accounting policies with respect to these costs. As part of your response, describe the nature of the specific costs involved. Provide reference to the specific

United States
Securities and Exchange Commission
October 20, 2006

authoritative literature that supports your accounting. Also, explain how you have considered SOP 98-5.
Response
We supplementally advise the Staff that as disclosed in our “Critical accounting policies” discussion on revenue recognition in the Form 20-F, revenue from fixed-price, fixed-timeframe contracts that involve significant production, modification or customization of software is accounted for in conformity with ARB No.45, using the guidance in Statement of Position (SOP) 81-1, and the Accounting Standards Executive Committee’s conclusions in paragraph 95 of SOP 97-2.
We have applied the guidance in paragraphs 73 and 75 (a) of SOP 81-1 in accounting for our pre-contract costs associated with such contracts. Pre-contract costs largely represent costs of resources deployed on a customer project, during the period that we are finalizing the specific terms of the contract with the customer. In such cases, we defer recognition of revenue until the contract is signed. The direct cost of the resources deployed during the pre-contract period are deferred when we determine that recoverability of such costs from the contract is probable. We have been able to subsequently sign a contract in substantially all such cases and have not reported any instances where previously deferred costs have not been recovered through contracts signed subsequently.
We have determined that such pre-contract costs arise out of our routine existing business operations and services and do not represent costs of start-up activities as contemplated in SOP 98-5.
We further advise the Staff that we will revise our description of our accounting policy for such costs in our future filings with the Commission, as follows:
“Costs that are incurred for a specific anticipated contract and that will result in no future benefits unless the contract is obtained are not included in contract costs before the receipt of the contract. However, such costs are deferred, subject to the evaluation of their probable recoverability.”
Financial Statements
Notes to the Consolidated Financial Statements
Note 2. Significant Accounting Policies, page 117
Derivatives and Hedge Accounting
4.	We note your discussion regarding the use of short term forward foreign exchange contracts (roll over hedging) in connection with your foreign currency risk management activities. Explain to us, in reasonable detail, how you have applied the criteria of SFAS 133 in determining that these roll-over instruments qualify for hedge accounting. As part of your response, describe the material terms of the hedging instruments, including whether

United States
Securities and Exchange Commission
October 20, 2006

roll-overs are at current or historical exchange rates. Describe your accounting for these instruments from inception to final resolution. In this regard, clearly explain how you determine the portion of the gain or loss on a given forward exchange contract that is deferred and the portion that is recognized in current earnings.
Response
Rollover strategy and terms of the rollover instruments: We use a rollover hedging strategy that involves acquiring short-term forward contracts (to sell US dollars and receive Indian rupees) to hedge forecasted transactions representing inflows from foreign currency forecasted sales transactions with third-party customers. The counterparty to the forward contract is a bank with a high credit rating. The notional amount of the series of forward contracts matches the expected foreign currency amount of the forecasted transaction. Under such a rollover hedging strategy, the complete series of forward contracts is not acquired at the inception of the hedge; rather, short-term forward contracts are initially acquired as part of a plan to replace maturing forward contracts with successive new short-term forward contracts until the period in which the forecasted transaction is expected to occur. The series of forward contracts maturing during the period of the hedge are contemporaneously rolled over with new short-term forward contracts at the exchange rates prevailing at the time of the roll-over.
From a risk management perspective the results of this rollover hedging strategy are similar to the results of using a single long-term forward contract with a maturity matching the period that the forecasted transaction is expected to occur. Thus, rollover hedging effectively ensures that the forecasted transaction is hedged at the spot rate underlying the forward contract obtained at the inception of the rollover strategy.
Hedge accounting criteria of SFAS 133: We supplementally advise the Staff that we have applied the guidance in paragraphs 28 and 29 of SFAS 133 to account for our roll-over instruments as cash flow hedges. Specifically:
•	At the inception of a hedge, we maintain detailed formal documentation of the hedging relationship and our risk management objective and strategy for undertaking the hedge including identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the hedging instrument’s effectiveness is assessed, retrospectively and prospectively. We have applied the guidance in EITF Topic No. D-102 in documenting the hedging relationship.

•	The hedged items represent groups of similar forecasted transactions, such as foreign currency sales denominated in US dollars from similar customers during a specific month. The forecasted transactions are described with sufficient specificity, such as the first [X] million US dollars of sales during a month, to permit identification of the hedged transactions as they occur.

•	We have determined that the occurrence of the forecasted hedged transaction is probable based on assessment of factors like historical trend of revenues, which are consistent with the business plans approved by our Board of Directors.

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Securities and Exchange Commission
October 20, 2006

•	The hedging relationship is highly effective in achieving offsetting changes in our cash flows of a forecasted transaction both at the inception of the hedge and on an ongoing basis. We measure effectiveness and ineffectiveness at each reporting date (three months) using the dollar offset method. We evaluate the hedge effectiveness of the roll-over instruments based on the spot rates (excluding the forward premium/discount points). Historically, all roll-over instruments have been highly effective and we have not recorded any amounts in our income statement towards the ineffective portion of these instruments

•	Each forward contract entered into as part of the roll-over strategy qualifies for application of hedge accounting.
Accounting for rollover hedging instruments: Our rollover instruments are carried at fair value at each reporting period. The effective portion of the gains or loss is deferred and recorded in other comprehensive income. Similarly, the effective portion of gains/losses resulting from maturing contracts under the rollover strategy is also deferred and recorded in other comprehensive income. The deferred amounts recorded in other comprehensive income are subsequently recognized in our earnings in the same period in which the hedged forecasted transaction affects our earnings.
The premium/ discount points of the rollover hedging instrument is excluded from our hedge effectiveness assessment. The premium/discount points are considered an ineffective portion of the hedge and the changes in fair value relating to premium/discount points is reflected in our earnings in each period. Similarly, any other ineffective portion of the rollover hedging instrument is recorded in our earnings in each period.
Note 12. Other Current Liabilities, page 26
5.	We note the increase in the year end balance for warranty obligations as of March 31, 2006 as compared to the prior year. Explain to us, in reasonable detail, the reasons for this increase. Explain to us how you have considered providing similar disclosure in your MD&A.
Response
We provide normal warranties on computers, networking equipment and related hardware products sold by our India and AsiaPac business segment. We recognize the warranty costs at the time that the related revenues are recognized based on our historical experience of material usage and service delivery costs. Our costs of servicing the warranty obligations largely represent costs of materials used and service delivery costs. Our warranty obligations as of March 31, 2006 increased due to the following reasons:
•	an increase in our revenues from the sale of our products in the India and AsiaPac business segment during the year ended March 31, 2006, which represented a 20% increase over our revenues in the prior year; and

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Securities and Exchange Commission
October 20, 2006

•	a change in our revenue mix during our year fiscal ended March 31, 2006 in favor of products like computer servers and networking equipment, which require relatively higher level of warranty servicing costs.
We supplementally advise the Staff that the warranty costs and the related warranty liability do not comprise a significant portion of our total expenses and our total liabilities, respectively. For example, for the year ended March 31, 2006, our warranty costs were 0.7% of our total expenses and the accumulated warranty liability was 3% of our total liabilities. We believe that, currently, the change in our warranty obligation liability did not have a material impact on our costs and results of operations during our fiscal year ended March 31, 2006 as compared to the prior year, and therefore was not considered for disclosure in our MD&A section in the Form 20-F.
Note 28. Commitment and Contingencies, page 141
6.	We note your disclosure regarding tax demands received from Indian Income Tax authorities. Tell us your assessment of the likelihood of material loss with respect to these tax demands. Please note, a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5 if it is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, and the amount of that additional loss would be material. In that case, you must disclose the estimated additional loss or range of loss, that is reasonably possible, or state that such an estimate cannot be made.
Response
As disclosed in Note 28, Commitments and Contingencies, in our Financial Statements included in the Form 20-F, the first income tax appellate authority substantially upheld the deductions claimed by us under Section 10A of the Indian Income Tax Act. We believe that the possibility that the position of the Indian tax authorities will prevail over our position in future proceedings is less than probable, but more than remote. Accordingly, while no accrual is required, the nature of the contingency has been disclosed.
We supplementally advise the Staff that the expected range of loss due to this contingency is between zero and the amount of the demand raised. We further advise the Staff that we will disclose this range of loss in our future filings with the Commission.
Form 6-K filed August 14, 2006
Financial Statements
Notes to Consolidated Financial statements
Note 3. Acquisitions, page 15
7.	Disclosures regarding your acquisition of Northwest Switchgear Limited indicates in part, that the significant majority of the purchase price has been primarily allocated to marketing-related intangible assets, including trade mark and brand names. Explain to us

United States
Securities and Exchange Commission
October 20, 2006

your basis for this purchase price allocation. As part of your response, explain how you have considered the guidance of SFAS 141, pars. 35 through 37.
Response
We supplementally advise the Staff that we have followed the guidance in paragraphs 35 to 37 of SFAS 141 in allocating the purchase price of our acquisition of Northwest Switchgear Limited. As disclosed in Note 3 in our Financial Statements in the Form 6-K, the purchase price allocation has been performed on a preliminary basis. As required by paragraph 35 of SFAS 141, we have identified all of the assets and liabilities assumed, including intangible assets that meet the criteria in paragraph 39 of SFAS 141, regardless of whether they had been recorded in the financial statements of the acquired business. Through this process, we have identified property and equipment, inventory, trademarks, brand names and a non-compete agreement as significant assets that qualify for separate recognition. The trademarks, brand names and non-compete agreement were not previously recorded in the financial statements of the acquired business. As required by paragraph 37 of SFAS 141, we have recorded the finished goods inventory at estimated selling prices less the sum of (a) cost of disposal and (b) a reasonable margin for the selling efforts. Similarly, we have recorded the plant and equipment (which will be used in operations) at current replacement cost for similar equipment. The trademarks, brand names and non-compete agreement have been recorded at estimated fair values using a discounted cash flow approach. While we have performed a preliminary valuation of the trademarks, brand names and non-compete internally, we are awaiting inputs from independent valuation specialists on certain assumptions relating to the valuation of such intangible assets. We currently expect to finalize the purchase price allocation over the next two quarters.
In connection with our response, we acknowledge that:
• The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
• The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please feel free to call me at 91-080-28440055 or our outside counsel Raj Judge at Wilson Sonsini Goodrich & Rosati, P.C., at (650) 320-4688, with any questions you may have.

Yours sincerely,
Wipro Limited

/s/ Suresh C. Senapaty

Suresh C. Senapaty
Chief Financial Officer and
Executive Vice President, Finance